Exhibit 12.1

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001

DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES
Income (loss) before provision for income taxes	$1,971	$(731)	$7,654	$(2,393)
Fixed charges
Amortization of deferred financing costs	270	239	809	718
Interest expense	4,456	4,794	13,579	14,898

Earnings before fixed charges	6,697	4,302	22,042	13,223
Fixed charged
Amortization of deferred financing costs	270	239	809	718
Interest expense	4,456	4,794	13,579	14,898

Total fixed charges	$4,726	$5,033	$14,388	$15,616

Ratio of earnings to fixed charges	1.42X	0.85X	1.53X	0.85X